Exhibit 99.58

AMENDMENT#1

This AMENDMENT #1 TO AMENDED AND RESTATED DISTRIBUTION AND MARKETING AGREEMENT (the “Amendment”), effective as of November 6, 2018 (the “Amendment Effective Date”), is made by and between TAIMED BIOLOGICS INC., a Taiwan corporation with the registered company address at 3F, No. 607, Ruiguang Road, Neihu District, Taipei City 11492, Taiwan, R.O.C. (“TaiMed”), and THERATECHNOLOGIES INC., a Canadian corporation organized under the laws of the Province of Quebec having its head office and principal place of business located at 2015 Peel Street, 5th floor, in the City of Montreal, Province of Quebec, Canada H3A 1T8 (“Theratechnologies”).

WHEREAS, TaiMed and Theratechnologies are parties to the Amended and Restated Distribution and Marketing Agreement dated the sixth day of March, 2017 (the “Agreement”);

Now, THEREFORE, in consideration of the mutual covenants set forth below (and good and valuable consideration the receipt and sufficiency of which both parties hereby acknowledge), TaiMed and Theratechnologies agree (and hereby amend the Agreement) as follows:

1.    Definitions. All initially capitalized terms used but not defined in this Amendment have the meanings given in the Agreement, except that where explicitly stated, as used in this Amendment, “Sections” will refer to the sections of this Amendment rather than those of the Agreement. As used in this Amendment and the Agreement, the terms “include, Includes,” “including” and derivative forms of them shall be deemed followed by the phrase “without limitation”.

2.    New Route of Administration. Section 1.89 of the Agreement is hereby deleted in its entirety and replaced with the following new Section 1.89:

“ New Route of Administration” means any formulation of the Antibody for the Product which will allow the intra-muscular, subcutaneous, or intravenous-push (either fast or slow) injection of the Product on a bi-weekly (once every two weeks) (the “Bi-Weekly New Route of Administration”) and/or monthly (once every four weeks or once a month) basis (the “Monthly New Route of Administration”). ”

3.    Legal Miscellany.

(a)    This Amendment shall come into effect on the Amendment Effective Date and shall terminate or expire concurrently with the termination or expiration of the Agreement.

(b)    This Amendment amends the Agreement as explicitly stated above, but does not otherwise alter the Agreement or its interpretation. Except as expressly modified and/or amended herein, all of the terms, covenants and conditions contained in the Agreement shall remain unchanged and in full force and effect.

(c)    The term “Agreement”, as used in the Agreement, and all other instruments and agreements executed thereunder after the Amendment Effective Date shall for all purposes refer to the Agreement as amended by this Amendment.

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate.

THERATECHNOLGIES INC.	TAIMED BIOLOGICS INC.

Per: /s/ Luc Tanguay	Per: /s/ James Chang